

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561**

Mail Stop 3561

April 2, 2009

Mr. David Wu
President and Chief Executive Officer
Dragon International Group Corp.
No. 201 Guangyuan Road, District C
Jiangbei, Ningbo, China 315033

> **Re: Dragon International Group Corp.
> Post-Effective Amendment No. 1 to Form S-1
> Filed March 20, 2009
> File No. 333-142426**

Dear Mr. Wu:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Post-Effective Amendment to Form S-1, filed March 20, 2009

Signatures

1.   Please revise to include the signature of the company's principal accounting officer or controller. If one person acts in more than one capacity, you must indicate on the signature page all of the capacities in which the person is signing the form.

Risk Factors

We may be exposed to potential risks relating to our internal controls over financial reporting …, page 14

2.   We note your disclosure that the company's "disclosure controls and procedures were not effective because of the significant deficiency and the material weakness …." You indicate that the company continues to have material weaknesses in its disclosure controls and procedures because the company does not have a chief financial officer or comptroller, and has not finished supplementing the accounting knowledge of its staff. We also note your disclosure that the company began searching for a chief financial officer and providing additional training to its accounting staff in fiscal 2006. Please revise your disclosure to address the status of the company's efforts to remediate the material weaknesses in its disclosure controls and procedures. Clarify what actions the company has taken to find an appropriate chief financial officer and train its accounting staff. Also discuss the principal impediments to completing the company's search and training (e.g., if you believe that the company has been unsuccessful because of a lack of qualified accountants in China, provide such disclosure). Additionally, please revise future 1934 Exchange Act filings as appropriate.

*   *   *

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Louis Rambo at (202) 551-3289 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Leslie Marlow
Fax: (516) 222-0948